Corporate Communications	Exhibit 99.2

CNH Industrial announces senior appointment

London, September 2, 2016

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that Carl Gustaf Göransson has been appointed to the role of Brand President Case Construction Equipment and New Holland Construction, together with the role of President, Construction Equipment Products Segment. He will also become a member of the Group Executive Council (GEC), which is the highest executive decision-making body within CNH Industrial outside of its Board of Directors.

Mr. Göransson assumes these roles from Richard Tobin, CEO of CNH Industrial, who has been managing the Company’s construction equipment businesses ad interim.

Carl Gustaf Göransson joins CNH Industrial with more than 25 years’ experience in the construction equipment industry, through roles of increasing importance within Volvo Construction Equipment and most recently Cargotec Corporation, where he served as Senior Vice President Sales, Markets and Services for the Hiab brand.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contacts:

Richard Gadeselli

Head of Corporate Communications

CNH Industrial

Tel: +44 (0)2077 660 346

Email: mediarelations@cnhind.com

www.cnhindustrial.com

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA